Exhibit 99.2

March 18, 2013
NOTICE TO BENEFICIAL SHAREHOLDERS

Shareholder Materials

Quarterly Financial Reports

Every year, we ask you to let us know whether you would like to receive CIBC’s Quarterly Financial Reports for the next fiscal year. If you would like to receive these reports, please complete and return this Notice by any one of the following methods:

• ONLINE:	www.canstockta.com/financialstatements. The company code is 0801B.

• BY MAIL:	Canadian Stock Transfer Company Inc.*, P.O. Box 700, Station B, Montreal, QC H3B 3K3

• BY FAX:	to 1 888 249-6189 or 514 985-8843. It is not necessary to fax the reverse side of this Notice.

The reports will be sent to you by mail or, if you prefer, by electronic delivery.

Electronic Delivery

Electronic delivery means you will receive an email when the Financial Reports and certain other CIBC communications are posted to CIBC’s website (www.cibc.com). Electronic delivery benefits the environment and is more convenient for some shareholders. If you prefer electronic delivery, please read the ‘Consent to Electronic Delivery’ on the other side of this Notice and provide your consent below.

If you have any questions, please contact Canadian Stock Transfer Company Inc. at 1 800 387-0825 or 416 682-3860 or www.canstockta.com/investorinquiry.

Shareholder Materials Provided by Brokers or Broker Agents

This consent is only for documents sent from CIBC. For materials mailed to you through your broker or your broker’s mailing agent, please contact them directly about electronic delivery.

Thank you for investing in CIBC shares and helping us to improve our communication to you.

I confirm that I am a shareholder of CIBC.
I wish to receive CIBC’s Quarterly Financial Reports.
OPTIONAL: I have read and understand the terms of the ‘Consent to Electronic Delivery’ found on the other side of this Notice and, on those terms, I consent to electronic delivery of the documents I am entitled to receive.

Language Preference:	English	French

Shareholder Signature	Date

Shareholder Name (please print)	Email

Street Address

City and Province	Postal Code

*	Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon Trust Company, CIBC’s transfer agent.

CIBC BENEFICIAL SHAREHOLDERS

Consent to Electronic Delivery

TO: CANADIAN IMPERIAL BANK OF COMMERCE

1.	I consent to receiving all documents sent by CIBC and to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of securities I hold and may include:

•	CIBC’s Quarterly Financial Report;
•	CIBC’s Annual Report, including Annual Financial Statements and Management’s Discussion and Analysis (this material is typically sent to you from your broker);
•	Notice of CIBC’s Annual or Special Meeting of Shareholders and related proxy and proxy circular (this material is typically sent to you from your broker);
•	CIBC’s Notice form for the Quarterly Reports; and
•	Other corporate information about CIBC.

CIBC does not electronically deliver certain materials at this time, but may make this service available in the future.

2.	I understand and agree that I will be notified when a document I am entitled to receive is available at CIBC’s website www.cibc.com. I agree that notification will be sent to me at my email address or in such other manner as CIBC may determine.

3.	I acknowledge that access to Internet email and the world-wide-web is required for me to access a document electronically and I confirm that I have such access.

4.	I understand and agree that:

•	any email notice or other notification will not contain an actual document;
•	any email notice or other notification will contain CIBC’s web address (or a hyperlink) identifying where a document is located;
•	by entering CIBC’s web address into my web browser, I can access, view, download, and print a document from my computer;
•	the system requirements to view and download a document will be specified in CIBC’s website; currently a document distributed electronically will be in Adobe’s Portable Document Format (PDF); and
•	the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe’s website at www.adobe.com.

5.	I understand that I may request a paper copy of a document for which I have consented to electronic delivery by: calling CIBC at 416 304-8726; sending CIBC a fax at 416 980-5028; sending CIBC an email to investorrelations@cibc.com or by sending a request in writing by mail to CIBC Investor Relations Department, Commerce Court East, 6th floor, 21 Melinda Street, Toronto, Ontario M5L 1G4. I understand that I may also request a paper copy by contacting Canadian Stock Transfer Company Inc.* (CST) by phone, fax, email or regular mail using the contact information in number 8 below for CST.

6.	I understand and agree that:

•	at any time and without giving me advance notice, CIBC may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me;
•	if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me; and
•	if my email address is found to be invalid, a paper copy of the document will be mailed to me.

7.	I understand that CIBC will maintain, on its website, any document sent to me electronically, for at least six months from the date of posting to the website. I understand that I am responsible for retaining a copy of any document I wish to access more than six months from the date of posting, and that I am responsible for informing CST of any change to my email address.

8.	This consent is effective five days following receipt by CST. I understand that I may revoke or modify my consent (including the email address to which documents are delivered to me), at any time, by notifying CST by telephone: 1 800 387-0825, fax: 1 888 249-6189, website: www.canstockta.com/investorinquiry or mail: Canadian Stock Transfer Company Inc., P.O. Box 700, Station B, Montreal, QC Canada H3B 3K3. The revocation or modification will be effective when it is confirmed by CST in writing.

9.	I understand that I am not required to consent to electronic delivery.

*	Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon Trust Company, CIBC’s transfer agent.